UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

SK Growth Opportunities Corporation

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G8192N129**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**(See Item 2(e))

CUSIP No.: G8192N129

1.	Names of Reporting Persons Auxo Capital Managers LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,942,000 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,942,000 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,942,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 36.2% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)

The securities are held directly by Auxo Capital Managers LLC. Richard H. Chin and Derek Edward Jensen are the managers of Auxo Capital Managers LLC and may have voting and dispositive power over the securities held directly by Auxo Capital Managers LLC. As such, Richard H. Chin, and Derek Edward Jensen may be deemed to have beneficial ownership over the securities held directly by Auxo Capital Managers LLC. This filing of this Statement shall not be construed as an admission that the Reporting Persons (as defined below) are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(2)

Represents 11,942,000 shares of Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”) issuable in respect of (i) 3,870,464 Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”), which are convertible one for one into Class A Ordinary Shares, (ii) 1,279,536 Class B Ordinary Shares, which is subject to redemption by the Issuer for no consideration in connection with the Issuer’s completion of its initial business combination, and (iii) 6,792,000 warrants to acquire an equivalent number of Class A Ordinary Shares (the “Warrants”).

(3)

Calculated based on (i) 20,960,000 Class A Ordinary Shares, and (ii) an additional 12,032,000 Class A Ordinary Shares issuable in respect of 5,240,000 Class B Ordinary Shares and 6,792,000 Warrants, each as outstanding as of November 16, 2023, as reported on the Issuer’s DEF 14A filed with the SEC on November 28, 2023.

CUSIP No.: G8192N129

1.	Names of Reporting Persons Richard H. Chin
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,942,000 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,942,000 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,942,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 36.2% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)

The securities are held directly by Auxo Capital Managers LLC. Richard H. Chin and Derek Edward Jensen are the managers of Auxo Capital Managers LLC and may have voting and dispositive power over the securities held directly by Auxo Capital Managers LLC. As such, Richard H. Chin, and Derek Edward Jensen may be deemed to have beneficial ownership over the securities held directly by Auxo Capital Managers LLC. This filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(2)

Represents 11,942,000 shares of Class A Ordinary Shares issuable in respect of (i) 3,870,464 Class B Ordinary Shares, which are convertible one for one into Class A Ordinary Shares, (ii) 1,279,536 Class B Ordinary Shares, which is subject to redemption by the Issuer for no consideration in connection with the Issuer’s completion of its initial business combination, and (iii) 6,792,000 Warrants.

(3)

Calculated based on (i) 20,960,000 Class A Ordinary Shares, and (ii) an additional 12,032,000 Class A Ordinary Shares issuable in respect of 5,240,000 Class B Ordinary Shares and 6,792,000 Warrants, each as outstanding as of November 16, 2023, as reported on the Issuer’s DEF 14A filed with the SEC on November 28, 2023.

CUSIP No.: G8192N129

1.	Names of Reporting Persons Derek Edward Jensen
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,942,000 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,942,000 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,942,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 36.2% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)

The securities are held directly by Auxo Capital Managers LLC. Richard H. Chin and Derek Edward Jensen are the managers of Auxo Capital Managers LLC and may have voting and dispositive power over the securities held directly by Auxo Capital Managers LLC. As such, Richard H. Chin, and Derek Edward Jensen may be deemed to have beneficial ownership over the securities held directly by Auxo Capital Managers LLC. This filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(2)

Represents 11,942,000 shares of Class A Ordinary Shares issuable in respect of (i) 3,870,464 Class B Ordinary Shares, which are convertible one for one into Class A Ordinary Shares, (ii) 1,279,536 Class B Ordinary Shares, which is subject to redemption by the Issuer for no consideration in connection with the Issuer’s completion of its initial business combination, and (iii) 6,792,000 Warrants.

(3)

Calculated based on (i) 20,960,000 Class A Ordinary Shares, and (ii) an additional 12,032,000 Class A Ordinary Shares issuable in respect of 5,240,000 Class B Ordinary Shares and 6,792,000 Warrants, each as outstanding as of November 16, 2023, as reported on the Issuer’s DEF 14A filed with the SEC on November 28, 2023.

Item 1(a).	Name of Issuer:

SK Growth Opportunities Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

228 Park Avenue S, #96693, New York, NY, 10003

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1.	Auxo Capital Managers LLC

2.	Richard H. Chin

3.	Derek Edward Jensen

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

228 Park Avenue S, #96693, New York, NY, 10003

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

As of the date of this Schedule 13G, a CUSIP number for the Issuer’s Class A Ordinary Shares is not available. The CUSIP number for the Issuer’s units is G8192N129.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Auxo Capital Managers LLC

By:	/s/ Richard H. Chin
Richard H. Chin, Manager

By:	/s/ Richard H. Chin
Richard H. Chin

By:	/s/ Derek Edward Jensen
Derek Edward Jensen